INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)

FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYSIS

March 16, 2012

Introduction

During 2011, International Tower Hill Mines Ltd. (the “Company” or “ITH”) changed its fiscal year end to December 31. This Management Discussion & Analysis (“MD&A”) covers the seven month fiscal year ended December 31, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of March 16, 2012 and should be read in conjunction with the Company’s audited consolidated financial statements for the seven month period ended December 31, 2011 and for the year ended May 31, 2011. The Company’s audited consolidated financial statements for the seven month period ending December 31, 2011 are the first annual financial statements that will be prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company has adopted IFRS on June 1, 2011 with a transition date of June 1, 2010. Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

Caution Regarding Forward Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

  the potential for the expansion of the estimated resources at Livengood;

  the potential for a production decision concerning, and any production at, the Livengood project;

  the completion of a Pre-feasibility Study for the Livengood project;

  the potential for higher grade mineralization to form the basis for a starter surface mine shell in any production scenario at Livengood;

  the potential overburden geometry of the Livengood deposit being amenable for a low cost surface mine that could support a high production rate and economies of scale;

  the potential for cost savings due to the high gravity gold concentration component of some of the Livengood mineralization;

  the sequence of decisions regarding the timing and costs of development programs with respect to, and the issuance of the necessary permits and authorizations required for the Livengood project;

  the Company’s estimates of the quality and quantity of the resources at Livengood;

  the timing and cost of the planned future exploration programs at Livengood, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations on acceptable terms, if at all;

  the use of the proceeds from the financing which closed November 10, 2010;

  the ability of the Company to continue to refine the project economics for the Livengood project, including by increasing proposed production and shortening the proposed mine life; and

  the potential for the production of placer gold, whether near-term or at all, on certain placer mining claims acquired in December 2011.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its property, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its property successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the demand for, and level and volatility of the price of, gold;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at Livengood;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Livengood;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company;

  the ability of the Company to predict how the net proceeds of the financing which closed on November 10, 2010 will be used; and

  the timetables for the completion of a pre-feasibility study at Livengood and for any feasibility study that may be commissioned.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As a foreign private issuer preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent Annual Information Form, management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s Livengood project.

Current Business Activities

General

During the seven month period ended December 31, 2011, and to the date of this MD&A, the Company advanced its Livengood Gold Project in Alaska with the continuation of activities in support of the Pre-feasibility Study (“PFS”). This included completion of drill programs, analyzing results thereof, the advancement of engineering and environmental studies, and the build-up of its team in Fairbanks, Alaska and Englewood, Colorado.

Highlights of activities during and subsequent to the period include:

  The PFS work proceeded as planned with substantial progress, including that the majority of engineering studies have been timely completed. A detailed metallurgical review of the flow- sheet utilized in the Company’s Preliminary Economic Assessment (“PEA”) of the Livengood Project as contained in the August 25, 2011 NI43-101 technical report entitled “August 2011 Summary Report on the Livengood Project, Tolovana District, Alaska” (“August 2011 Report”) indicated further optimization is possible. The PFS will be completed in the third quarter of 2012 to include results of these optimization studies.

  The 2011 summer drill program at the Livengood Project was completed. Based on the latest results, new internal resource estimates calculated for three areas of the deposit have been verified within 1% to contain the same tonnage, grade and contained ounces of gold as those calculated from the nominal 50-metre-spaced grid drilling used to calculate the May 2011 resource.

  Ongoing environmental baseline data gathering for Livengood permitting activities continued with samples developed for large scale field testing of material geochemical characteristics.

  Request for Proposals (“RFP”) were issued to third party firms to perform various engineering, geotechnical design, and metallurgical test work for the Livengood Project Feasibility Study (“FS”) planned to be completed within the next fifteen months.

  The Company’s 2011 annual general meeting of shareholders was held in November with three new members being elected to the board of directors.

  In December 2011, the Company completed two acquisitions in connection with the Livengood Project. The first acquisition consisted of the exercise of an existing lease buyout option with respect to certain mining claims leased by the Company, thereby giving the Company a 100% ownership interest. The second acquisition was of certain placer mining claims and related rights in the vicinity of the Livengood Project, and included all the shares of LPI (which corporation holds some of the subject placer mining claims). This land was previously vacant or was used for placer gold mining. The acquisitions complete a planned lease buyout and also enable the Company to pursue additional site facility locations and to investigate other land use opportunities including the potential for placer gold extraction.

  In January 2012, two major contracts were awarded: process engineering services and geotechnical infrastructure engineering services for the FS. Feasibility level work commenced in February 2012.

Corporate Personnel

Mr. Robert D. Comer was appointed as the Company’s new Chief Administrative Officer and General Counsel, effective January 1, 2012. Mr. Comer has nearly 25 years of experience practicing natural resource and mineral law in the United States and will be responsible for all legal affairs and corporate administration matters at the Company. He will play an influential role in the Company’s permitting activities at the Livengood Project.

Mr. Comer served at the Department of the Interior from 2002 to 2010 in the executive positions of Associate Solicitor for Minerals, Land and Water, Regional Solicitor and Counselor to the Solicitor. During 2007, Mr. Comer also served as General Counsel and Principal Deputy to the Office of the Federal Coordinator for Alaska Natural Gas Transportation Projects where he helped to establish a new federal office involved with permitting an international natural gas pipeline from Alaska to the Alberta hub. Additional responsibilities included development and implementation of original office programmatic policy, procedures, hiring and procurement. From 1994 to 2000, Mr. Comer served as Mining Attorney and Associate General Counsel with Asarco Incorporated, a Fortune 500 mining, mineral processing and specialty chemical company. In that capacity, he performed legal services for their mining and smelting operations. Mr. Comer has also held positions with significant national law firms providing strategic legal services to mineral and natural resource companies and also is known for his expertise in environmental law. He holds a B.A., cum laude from the University of Colorado in Environmental Biology and Conservation, a Masters of Forest Science from Yale University and Juris Doctorate from the University of Colorado’s School of Law.

The Company appointed Mr. Allen R. Thabit as the Company's new Manager of Engineering, effective November 15, 2011. Mr. Thabit has over 33 years of experience in project engineering, construction, maintenance and management of mining and milling equipment with companies such as Cyprus Mines Corporation and Newmont Gold Company.

Mr. Thabit is the president of Jade Diamond Consulting Inc., which has provided consulting services to mining and petrochemical industries on management training and project management, troubleshooting, maintenance and construction since 2001. Prior to that, he was the President of Garfield Steel and Machine, Inc. which also consulted to the mining and petrochemical industries. Among the projects that he has consulted on are Kennecott's Utah Copper-MAP project, IAMGOLD's Rosebel gold mine in Suriname, Anglo Nevada Metals Corporation's Taylor silver project, Alacer Gold Corp's Copler project in Turkey, Goldfields Peru's Cerro Corona project and AngloGold Ashanti's Cripple Creek & Victor mine.

From 1987 to 1995, Mr. Thabit was a Project Manager/Senior Project Engineer and Mill Maintenance Superintendent for Newmont Gold Company where he was responsible for engineering design and construction of treatment plants and mine de-watering projects with a total budget in excess of $300 million. From 1983 to 1987, he was the Maintenance Manager of the Atlas Plant for Atlas Powder Company responsible for the total maintenance function in a large industrial complex manufacturing chemicals and explosives with a $3 million annual maintenance budget. From 1973 to 1983, he served as Maintenance, Construction and Project Engineer for numerous mining and petrochemical companies, including Cyprus Mines Corporation, where he was responsible for design and specification review for a $400 million surface mine and mill project. Mr. Thabit has a Bachelor of Science degree in Mechanical Engineering from the Polytechnic Institute of Brooklyn, New York.

At its 2011 annual general meeting of shareholders on November 17, 2011, ITH shareholders elected eight directors, including the following three new directors; Donald C. Ewigleben, Mark R. Hamilton, and Roger R. Taplin.

Mr. Ewigleben is a lawyer with 35 years of experience in the mining industry overseeing legal, regulatory environmental and government affairs. He is currently the President and Chief Executive Officer of Uranium Resources, Inc., a uranium producer with ISR mining projects in the state of Texas. Previously, he was President and Chief Executive Officer of AngloGold Ashanti North America and served as the Executive Officer – Sustainability & Legal Affairs for AngloGold Ashanti in the Americas. Mr. Ewigleben served as the Executive Officer – Law, Safety, Health & Environment for AngloGold Ashanti Ltd. in Johannesburg, South Africa in 2006 and 2007. Prior to becoming the CEO of AngloGold in 2004, Mr. Ewigleben served as President and CAO and as Vice President and General Counsel. Before joining AngloGold in 2000, he was the Vice President, Environmental and Public Affairs, for Echo Bay Mines. Prior to AngloGold and Echo Bay, Mr. Ewigleben served in various capacities for AMAX Gold and AMAX Coal Industries. He began his career as a governmental affairs representative for AMAX in Washington, DC and multiple state legislatures. He has been responsible for the development of several award-winning environmental programs and has directed the permitting for many successful operations in the United States, Canada, Mexico, Russia, New Zealand and the Philippines.

Mr. Ewigleben has served on the Board of Directors for the National Mining Association, the Gold Institute, the Mining Association of Canada, numerous state and provincial coal and hard-rock mining associations and as a trustee of the Northwest Mining Association, the Eastern Mineral Law Foundation and the Rocky Mountain Mineral Law Foundation. A graduate of the Indiana University School of Law, he also holds Bachelor of Science degrees in American history, political science and music from Ball State University. Mr. Ewigleben is a member of the American Bar Association and is admitted to the practice of law in Colorado and Indiana.

Mr. Hamilton retired as a U.S. Army Major General following 31 years of active military duty, primarily in the fields of teaching, management and administration. Most recently, he was the past president of the University of Alaska System from 1998 to 2011. Prior to 1998, Mr. Hamilton served as Chief of Staff of the Alaskan Command at Elmendorf Air Force Base and Commander of Division Artillery at Fort Richardson. He is a graduate of the U.S. Military Academy at West Point and is the recipient of the Army’s highest peacetime award, the Distinguished Service Medal. He received his Masters degree in English Literature from Florida State University. In addition, he graduated from the Armed Forces Staff College in Virginia, and the U.S. Army War College in Pennsylvania. Mr. Hamilton currently serves as a director of the Aerospace Corporation Board, the BP Advisory Board and the Alaska Sealife Center Board. He previously served as a Director of Alaska Air Group Inc. from 2001 to February 9, 2011.

Mr. Taplin is a partner in McCarthy Tétrault’s Business Law Group and is the co-leader of the Global Mining Group. His practice is primarily focused on the areas of mergers and acquisition and securities, particularly in the mining sector.

Mr. Taplin advises on significant mining M&A transactions, including friendly and hostile takeover bids. Prior to joining McCarthy Tétrault in May 2003, he was a partner at Deneys Reitz Attorneys in Johannesburg, South Africa. During 1998, he was seconded to Slaughter and May solicitors in London, UK, as a visiting lawyer. He received a BA in Political Science (cum laude) and Law in 1992 and his LLB in 1994 from the University of Witwatersrand. Mr. Taplin was called to the British Columbia bar in 2003 and was admitted as an attorney of the High Court of South Africa in 1997.

Effective January 10, 2012, the Company added Jonathan A. Berg to its Board of Directors. The appointment of Mr. Berg increases the number of directors on the ITH board from eight to nine.

Mr. Berg has over 36 years of experience in finance and investments. Currently, he is a member of the board of directors, chairman of the compensation committee and member of the audit committee at Scorpio Mining Corporation. Previously, Mr. Berg was a member of the board of directors and non-executive chairman at Colombia Goldfields from March 2007 to October 2009 when Colombia merged into Medoro Resources. From 2005 to 2010, he was the vice-president, finance, of PeriCor Therapeutics Inc. where he was responsible for various medical support and business activities of the company. Formerly, Mr. Berg was president, chief information officer and founder of Berg Capital Corp., a registered investment adviser based in New York, where he was involved with the start-up of several companies; acted as a consultant on finance and corporate structure; and assisted in the financing of early-stage companies in the fields of energy, technology, health care and consumer electronics. Prior to Berg Capital, he held positions as vice-president/portfolio manager with Oppenheimer Capital Corp. and Standard & Poor's InterCapital. He holds a Bachelors of Science from the University of California at Berkeley and an MBA from the Wharton School of Finance at the University of Pennsylvania.

Livengood Project

Pre-feasibility Study

A PFS for the Livengood Project is currently underway and scheduled to be released in the third quarter of 2012. The PFS work continued as planned during the quarter, with the majority of engineering studies having been timely completed. A detailed metallurgical review of the flow-sheet utilized in the PEA has indicated further optimization is possible. The Livengood PFS will provide an update of the anticipated project configuration and an overview of the geological, exploration, surface mine planning, metallurgical test work, process plant and infrastructure engineering, and environmental baseline studies that have been completed to date. The PFS will update the PEA, which was based on a surface mining operation supplying mineralized material to a processing plant with average throughput of 91,000 tonnes per day. The processing plant would produce gravity and flotation concentrates with gold recovered by Carbon-in-Leach processing of the concentrates.

Environmental baseline data gathering for Livengood permitting activities continues and includes samples for field geochemical testing.

RFPs were issued to third party firms to perform various engineering, geotechnical design, metallurgical test work and chemical analyses for the FS to be completed within the next fifteen months.

In January 2012, the Company selected Samuel Engineering, Inc. of Greenwood Village, Colorado, to provide process engineering services for its feasibility study. The Company has also engaged AMEC Environment & Infrastructure, Inc. of Denver, Colorado, to provide geotechnical infrastructure engineering services for the feasibility study. Feasibility level work commenced in February 2012

Samuel Engineering is a highly respected engineering firm known for its work on large-scale gold projects around the world. Important work elements include:

  Identifying potential enhancements to the prefeasibility study design basis;
  Participating in the metallurgical optimization program;
  Developing feasibility-level design documents such as process flow sheets, design criteria, piping and instrumentation drawings, control philosophy, general arrangement drawings, construction and equipment specifications; and
  Completing feasibility-level design of the concentrator, primary crusher, overland conveyor and ancillary facilities such as the administration building, truck shop/warehouse, laboratory building, main substation, site-wide power distribution, and fresh, potable water systems.

Services to be provided by AMEC Environment & Infrastructure, a division of AMEC Americas Ltd. and one of the world’s leading engineering companies, include:

  Hydrogeological and geotechnical field investigations supporting the feasibility-level design work;
  Feasibility level design of the tailing management facility, overburden storage facility, pro temp ore storage facility, water storage facility, topsoil storage facility and sanitary landfill;
  Identification of suitable borrow sources for construction of the facilities;
  Design of the main access and site roads; and
  Development of a site-wide water balance.

Selection of these firms was based on their extensive experience in cold weather climates as well as previous work performed in Alaska. Both firms have assembled a first-class team of engineers to work on the Livengood FS. The Company anticipates that the FS will be completed by the first half of calendar year 2013 and, if the results are favourable, will be followed by a detailed design effort.

The Company will continue its investigations and studies at the Livengood Project. For the seven months ended December 31, 2011, total expenditures on the Livengood Project were $80,578,180 which includes the December 2011 acquisitions of $48,777,927 (inclusive of the initial measurement value of the derivative liability of $23,649,780), drilling related to exploration activities of $9,982,001 (see Drilling below) and field costs and other investigations and studies of $21,818,252.

Drilling

During the summer 2011 field program, completion of several studies to demonstrate grade continuity and confirm precision of modeling with increased drill density provided important verification of the current resource estimation (as at May 31, 2011).

Results from 92 drill holes completed since June 2011 were released in November 2011; these findings enable the Company to define the higher grade zones in the Livengood gold deposit which may be targeted during the initial phase of mining and support the identification of potential infrastructure locations. An initial district-wide geophysical program was completed, which confirmed a strong response to alteration directly associated with the currently known deposit. Analysis of geophysical data along trend is in process and will greatly aid further definition for the next phase of district exploration drill targets.

Exploration drilling was completed on the Moose and Lucky target areas located approximately 5 kilometers to the northeast of the current Money Knob deposit. These targets were previously identified through surface soil geochemistry. While these holes did not produce any significant intercepts, previous holes and surface geochemical anomalies in the area warrant additional exploration.

In March 2012 the Company received the results for 73 in-fill drill holes completed late in 2011 which confirm the integrity of the May 2011 resource estimate reported in the August 2011 Report. Based on the latest results, new internal resource estimates calculated for three areas of the deposit have been verified within 1% to contain the same tonnage, grade and contained ounces of gold as those calculated from the nominal 50-metre-spaced grid drilling used to calculate the May 2011 resource. This positive outcome marks the conclusion of confirmation drilling at the Livengood Project as the Company focuses on district-wide exploration within its 145 km2 land package as well as condemnation/geotechnical drilling in support of permitting activities in 2012.

Use of Financing Proceeds

The Company closed a bought deal short form prospectus and a private placement financing on November 10, 2010. The Company disclosed that it intended to use the net proceeds from the two financings for continued work on the Livengood Project and for general working capital purposes. The “Use of Proceeds” plan contained in the Company’s short form prospectus dated November 5, 2010, projected total Livengood project expenditures dating from September 1, 2010 (beginning of Q2 for the Fiscal Year ending May 31, 2011) to May 31, 2014. The use of proceeds plan totalled $136,575,000 for the period ending May 31, 2014. Table 1 shows the expenditures to December 31, 2011 compared with the intended use of proceeds.

Table 1: Comparison of Proposed Use of Proceeds with Actual Use of Proceeds to December 31, 2011

		Total Plan
	Total Budget	(Year Ended	Actual
	Year ended	May 31, 2011	Sept 1, 2010	Variance
	May 2011 to	and Period	through	(Plan – Actual
Project Cost	Period ended	ended May 31,	December 31,	through December
Center	May 2014(2)	2012)(2)	2011(1)	31, 2011)

Project administration	$31,101,700	$13,813,500	$5,755,868	$8,057,632
Geological and field operations	67,136,000	37,748,800	49,935,510	(12,186,710)
Metallurgical studies	6,883,400	5,369,500	3,568,571	1,800,929
Infrastructure and engineering	8,887,400	4,721,900	7,747,429	(3,025,529)
Environmental and community engagement	14,431,300	5,352,100	6,025,668	(673,568)
Mining studies	2,415,400	1,094,200	512,410	581,790
Project integration	1,882,300	600,000	464,178	135,822
Land purchases(3)	-	-	25,137,346	(25,137,346)

Subtotal	132,737,500	68,700,000	99,146,980	(30,446,980)

Offering costs	3,837,500	-	502,208	(502,208)

Total	$136,575,000	$68,700,000	$99,649,188	$(30,949,188)

(1)	Unaudited Livengood Project Reporting
(2)	As disclosed in the prospectus dated November 5, 2010
(3)	Land purchases amount includes $8,644,500 payable within 30 days of December 31, 2011. The amount does not include the value of the Company’s derivative liability related to the land purchase.

Table 1 shows a variance of approximately $30.9M from the $68.7M for the total plan period ending May 31, 2012, and total spending of $99.6M is approximately 73% of the total budget to mid-2014.

The activities planned for the total plan period are generally on schedule and the completion of the PFS is expected in the third quarter of 2012, including additional optimization opportunities that have been identified to date. Project administration expenditures are below the plan rate but are adequate for the needs of the project; during the period of reported results the Company has added several key employees in both the Alaska and in its corporate offices. Geological and field operations have been accelerated to support detailed evaluation and increased confidence in the resource as well as for geotechnical studies. Metallurgical studies were nominally below plan and have advanced as necessary to support the PFS. Field programs in support of infrastructure geotechnical investigations have been expanded and accelerated, helicopter supported drills were increased from two to six working outside the resource area during the June 1 to December 31, 2011 period. The acceleration has added confidence in the infrastructure characterization, which is a critical path item in the PFS. Engineering expenditures were nominally on plan. Environmental and community engagement is on schedule, and has required less expenditure than planned. Expenditure for mining studies was nominally on plan for the period ending December 31, 2011. Project integration is below plan, as the technical components of the PFS were just beginning to be compiled near the end of the period. The land purchases were not originally budgeted for the period prior to May, 2014, but were accelerated to facilitate infrastructure engineering and permitting. Offering costs were higher than expected due to the length of time in filing the short form prospectus incurred in the quarter ended February 2011.

Livengood Land Purchases

During December 2011 the Company completed two acquisitions in connection with the Livengood project. The first acquisition consisted of the exercise of an existing lease buyout option on the interests in 169 State of Alaska claims. Total cash consideration of USD 11,044,000 was paid by the Company for the acquisition of these claims.

The second acquisition was of certain mining claims and related rights in the vicinity of the Livengood Project, and included all of the shares of Livengood Placers, Inc. (which corporation holds a number of the subject mining claims). These assets were purchased for aggregate consideration of USD 36,600,000 allocated between cash consideration of USD 13,500,000 and a derivative liability of USD 23,100,000. The derivative liability is a contingent payment based on the five-year average daily gold price (“Average Gold Price”) from the date of the Acquisitions. The contingent payment (due in December 2016) will equal USD 23,148 for every dollar that the Average Gold Price exceeds USD 720 per troy ounce. If the Average Gold Price is less than USD 720, there will be no additional contingent payment. The ground acquired in such acquisition was previously vacant or was used for placer gold mining.

These acquisitions enable the Company to pursue additional site facility locations and to investigate other land use opportunities including the potential for placer gold extraction.

Qualified Person and Quality Control/Quality Assurance

Development work at the Livengood Project was directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744) until Oct 24, 2011. Thomas E. Irwin, Alaska General Manager has assumed the responsibility for directing the development work at the Livengood Project. Mr. Irwin has over 37 years of experience in the natural resource industry having constructed, optimized, operated and permitted major mining projects with companies such as Amax Gold and Kinross. Prior to joining ITH, Mr. Irwin served for six years as the Commissioner of the Alaska Department of Natural Resources. From 1996 to 1999, he was the Operations Manager responsible for mine start-up and operation at the Fort Knox mine located 60 miles southeast of the Livengood project and General Manager of the mine from 1999 to 2001. From 2001 to 2003, he was the Vice President, Business Development for Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold, responsible for new project permitting, business development and governmental and public relations in Alaska. Prior to his work at Fort Knox, Mr. Irwin was General Manager of Amax Gold’s Sleeper Mine in Nevada and manager of the Climax Mine in Colorado.

The geologic work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company who is a qualified person as defined by National Instrument 43-101. Mr. Puchner is responsible for all aspects of the work, including the quality control/quality assurance program. On-site project personnel photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Livengood property interests (which is an advanced stage exploration project, but with no known reserves), the following risk factors, among others, will apply:

          Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          While the Livengood project has estimated measured, inferred and indicated resources identified, there are no known reserves on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to; establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

          Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

          Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays in obtaining, or a failure to obtain, any such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

          Acquisition of Mineral Claims under Agreements: The agreements pursuant to which the Company has the right to acquire interests in a number of its properties at Livengood provide that the Company must make a series of cash payments over certain time periods and/or expend certain minimum amounts on the exploration of the properties. Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

          Proposed Amendments to the United States General Mining Law of 1872: In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 (“Mining Law”). If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands (which includes certain of the mining claims at Livengood), result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse effect on the Company’s cash flow, results of operations and financial condition.

          Uncertainties Relating to Unpatented Mining Claims: Some of the mining claims at the Livengood property are federal or Alaska State unpatented mining claims. There is a risk that a portion of such unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the applicable US federal and Alaska state mining laws. Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law. Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal or Alaska State governments. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers. The Company has not obtained full title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

          Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

          No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The Company’s property is in the exploration stage and the Company has not defined or delineated any proven or probable reserves on its property. The Company’s property is not currently under development. Continued exploration of its existing property and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its property, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

          Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

         Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

          Market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

          While these conditions appear to have improved slightly in 2011 and into 2012, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

          General economic conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

  the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs;

  the devaluation and volatility of global stock markets impacts the valuation of the common shares, which may impact the Company’s ability to raise funds through the issuance of common shares.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

          Insufficient Financial Resources: The Company does not presently have sufficient financial resources to undertake by itself the preparation of a feasibility study and, if a production decision is made, the construction of a mine at Livengood. The completion of a feasibility study, and any construction of a mine at Livengood following the making of a production decision, will therefore depend upon the Company’s ability to obtain financing through the sale of its equity securities, a possible joint venturing of the project or the securing of significant debt financing. There is no assurance that the Company will be successful in obtaining the required financing to complete a feasibility study or construct and operate a mine at Livengood (should a production decision be made). Failure to raise the required funds could result in the interest of the Company in the Livengood project being significantly diluted or lost altogether or the Company being unable to complete a feasibility study or construct a mine at Livengood (following any production decision that may be made).

          Financing Risks: The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of the Livengood project or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Livengood with the possible loss of its interest in such property.

          Dilution to the Company’s existing shareholders: The Company may require additional equity financing be raised in the future. The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan. Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

          Increased costs: Management anticipates that costs at the Company’s projects will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the Company’s profitability.

          Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely upon consultants and others for operating expertise.

          Currency Fluctuations: The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

          Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

          Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

          Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

          Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s property.

          Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places the Livengood project into production.

          Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

          Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

          Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

          Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

          ITH may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that ITH believes that it has been in prior years, and expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If ITH is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

          Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to ITH generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of ITH’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by ITH. U.S. taxpayers should be aware, however, that there can be no assurance that ITH will satisfy record keeping requirements under the QEF rules or that ITH will supply U.S. taxpayers with required information under the QEF rules, in event that ITH is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if ITH is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which ITH is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Selected Financial Information

The Company’s audited consolidated financial statements for the seven month period ended December 31, 2011 and the fiscal year ended May 31, 2011 (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards and practices. The following selected financial information is taken from the Company’s Financial Statements for the period ended December 31, 2011 and the year ended May 31, 2011 and should be read in conjunction with those statements. The Company changed its year end to December 31 from May 31 effective December 31, 2011. Selected annual financial information appears below.

	December 31, 2011	May 31, 2011
	$	$
	(seven months)	(annual)
Description	IFRS	IFRS
Operations:
Interest Income	$590,913	$675,146
Consulting fees (including share-based payments)	1,807,563	1,570,146
Property investigation	-	2,557
Wages and benefits (including share-based payments)	9,981,236	5,505,589
Investor relations (including share-based payments)	322,777	1,239,208
Foreign exchange gain (loss)	72,624	91,552
Gain on derivative liability	2,354,740	-

Loss from continuing operations	(11,039,887)	(9,557,685)
Loss from discontinued operations	-	(934,157)
Exchange difference on translating foreign operations	6,850,624	(6,767,665)

Net and comprehensive loss	$(4,189,263)	$(17,259,507)

Basic and fully diluted loss per share from continuing operations	$(0.13)	$(0.12)
Basic and fully diluted loss per share from discontinued operations	$-	$(0.01)
Statement of Financial Position:
Cash and cash equivalents	$55,642,179	$111,165,126
Total Current Assets	56,599,339	112,391,851
Exploration and Evaluation Assets – continuing operations	158,041,441	71,103,123
Exploration and Evaluation Assets – discontinued operations	-	-
Long term financial liabilities	21,153,600	-
Cash dividends	$-	$-

Period Ended December 31, 2011

The Company ended the year with $56,642,179 of cash and cash equivalents. The Company spent $50,407,378 (May 31, 2011 - $35,896,786) in acquisition and exploration costs of continuing operations, used $5,583,284 (May 31, 2011 - $6,670,925) in operating activities of continuing operations, and raised $229,950 (May 31, 2011 – $113,817,925) through the issuance of common shares, net of costs. Share-based payment charges of $7,475,071 (May 31, 2011 - $3,575,815) from continuing operations in the period ended December 31, 2011 was due to the granting of options and recognizing the expense associated with the vesting of certain stock options granted in the period and in the prior year to employees and consultants. The Company also recognized a gain of $2,354,740 from the change in the estimated fair value of its derivative liability (May 31, 2011 - $nil).

Seven Months ended December 31, 2011 compared to the year ended May 31, 2011

Due to the Company changing its fiscal year end to December 31 from May 31, the Company’s results and activity will not be comparable to the previous audited financial statements for the year ended May 31, 2011. The following discussion highlights certain selected financial information and changes in operations between the year ended May 31, 2011 and the seven month period ended December 31, 2011.

The Company incurred a net loss of $11,039,887 for the period ended December 31, 2011, compared to a net loss of $10,491,842 for the year ended May 31, 2011. Share-based payment charges were $7,475,071 during the seven month period ended December 31 compared to $3,575,815 for the year ended May 31, 2011. The increase in share-based payment charges during the period was mainly the result of stock option grants to new employees and vesting of prior stock option grants. The Company granted 2,700,000 options during the seven months ended December 31, 2011 compared to 1,760,000 during the year ended May 31, 2011.

Excluding share-based payment charges of $5,925,071 and $2,031,835 (May 31, 2011), wages and benefits for the period ended December 31, 2011 increased to $4,056,165 from $3,473,754 (May 31, 2011) as a result of certain severance payments along with increased personnel and hiring of new officers during the period.

Professional fees decreased to $649,763 (May 31, 2011 - $655,619) due to share-based payment charges of $18,594 during the current period compared to $75,570 in the year ended May 31, 2011. Additional professional fees were incurred in the current period for additional personnel hired to perform legal and accounting services.

Aside from the impact of share-based payment charges, most other expense categories reflected only moderate change period over period.

Other items amounted to a gain of $2,509,620 during the current period compared to a gain of $666,756 in year ended May 31, 2011. The increased gain in the current period resulted from a gain of $2,354,740 on the revaluation of a derivative liability at December 31, 2011. In addition to the gain on derivative liability the Company recognized interest income of $590,913 (May 31, 2011 – $675,146) and foreign exchange gain of $72,624 (May 31, 2011 - $91,552). Offsetting these other gains were unrealized losses on marketable securities of $360,000 (May 31, 2011 - $182,500 gain) and net spin-out costs of $148,657 (May 31, 2011 - $282,442).

Share-based payment charges

Share-based payment charges for the period ended December 31, 2011 of $7,475,071 (May 31, 2011 - $3,575,815) were allocated as follows:

	Before allocation		After Allocation
	of share-based	Share-based	of share-based
Seven months ended December 31, 2011	payment charges	payment charges	payment charges

Consulting	$345,886	$1,461,677	$1,807,563
Investor relations	253,048	69,729	322,777
Professional fees	631,169	18,594	649,763
Wages and benefits	4,056,165	5,925,071	9,981,236

		$7,475,071

	Before allocation		After Allocation
	of share-based	Share-based	of share-based
Year ended May 31, 2011	payment charges	payment charges	payment charges

Consulting	$559,252	$1,010,894	$1,570,146
Investor relations	781,692	457,516	1,239,208
Professional fees	580,049	75,570	655,619
Wages and benefits	3,473,754	2,031,835	5,505,589

		$3,575,815

Discontinued Operations and Transfer of the Nevada and Other Alaska Business under the Arrangement

On August 26, 2010, the Company completed an arrangement under a Plan of Arrangement (the “Arrangement”) pursuant to which it transferred its other existing Alaska (other than the Livengood project) and Nevada assets to a new public company, Corvus Gold Inc. (“Corvus”).

Under the Arrangement, each shareholder of the Company received one Corvus common share for every two ITH common shares held as at the effective date of the Arrangement as a return of capital and exchanged each existing common share of ITH for a new common share of ITH. The “new” ITH common shares are identical in every respect (other than CUSIP number) to the “old” ITH common shares. ITH has transferred its wholly-owned subsidiaries, Raven Gold Alaska Inc. (“Raven Gold”), incorporated in Alaska, and Corvus Gold Nevada Inc. (formerly “Talon Gold Nevada Inc.”), incorporated in Nevada to Corvus. As a result of the Arrangement, there was an effective spin-out by ITH of certain of its mineral properties, being Chisna, West Pogo, Terra and LMS in Alaska, and North Bullfrog in Nevada (the “Spin-out Properties”), together the “Nevada and Other Alaska Business”, to Corvus.

The Company did not realize any gain or loss on the transfer of the Nevada and Other Alaska Business, which was comprised of a working capital contribution of $3,300,000 in cash and the Nevada and Other Alaska Business assets and liabilities as at the effective date of the Arrangement. Costs of the Arrangement, comprised principally of legal and regulatory expense, off-set by property facilitation payments and interest from payments made in connection with the Chisna spin-out property, amounted to a net expense of $148,657 (May 31, 2011 - $593,754) during the year.

As a result of the Arrangement being completed, the Company has accounted for results related to the Nevada and Other Alaska Business up to the effective date of the Arrangement as discontinued operations (see below) and as a result the statement of financial position of the Company at May 31, 2011 excludes the assets and liabilities related to the discontinued operations and reflects the decreased deficit which arises on the transfer of the Nevada and Other Alaska Business assets to Corvus. Due to the ongoing exploration at Livengood and the transfer of $3.3 million in cash and the Nevada and Other Alaska Business to Corvus, the net assets of the Company have decreased by approximately $12.8 million.

The Company has, in accordance with International Financial Reporting Standards (“IFRS”) 5, “Non-current Assets Held for Sale and Discontinued Operations”, accounted for the financial results associated with the Nevada and Other Alaska Business up to the date of the Arrangement as discontinued operations in its consolidated financial statements and has reclassified the related amounts for the current and prior period.

The amount recognized as loss from discontinued operations includes the direct operating results of the Nevada and Other Alaska Business and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Spin-out Properties in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of the Company’s consolidated financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following table shows the results related to discontinued operations for the seven months ended December 31, 2011 and the year ended May 31, 2011. Included therein is $nil (May 31, 2011 - $756,202) of share-based payment charges:

	December 31, 2011	May 31, 2011
Administration	$-	$1,780
Charitable donations	-	5,413
Consulting fees	-	265,721
Foreign exchange gain	-	(20,318)
Insurance	-	10,099
Investor relations	-	130,737
Office and miscellaneous	-	7,214
Professional fees	-	40,741
Property investigations	-	291
Regulatory	-	3,816
Rent	-	5,302
Telephone	-	2,418
Travel	-	5,625
Wages and benefits	-	475,318

	$-	$934,157

The transfer of the assets is summarized in the table below:

August 25, 2010

Cash and cash equivalents	$1,203,240
Accounts receivable	199
Prepaid expenses	3,200
Mineral Properties	12,392,408
Accounts payable	(773,264)

Net assets transferred to Corvus	$12,825,783

Comparison to Selected Prior Quarterly Periods

The following selected financial information is a summary of results for the four months ended December 31, 2011 and the three months ended May 31, 2011 taken from the audited consolidated financial statements of the Company. The information relates to the Company’s continuing operations.

	December 31,
	2011	May 31, 2011

Interest Income	$270,350	$317,865
Stock-based compensation	1,697,704	190,868
Net loss from continuing operations	(2,675,646)	(1,603,186)
Basic and diluted loss per common share from continuing operations	$(0.03)	$(0.02)

	December 31,	May 31,
As at	2011	2011

Working capital from continuing operations	$46,104,290	$108,354,423
Total assets from continuing operations	$214,765,524	$183,638,545
Total liabilities from continuing operations	$31,648,649	$4,037,428
Share capital	$215,865,086	$215,544,180

Supplemental Information: Comparison to Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

	4 months
	December 31,	August 31,	May 31,	February 28,
	2011	2011	2011	2011
Description	(IFRS)	(IFRS)	(IFRS)	(IFRS)

Interest Income	$270,350	$320,563	$317,865	$269,602
Net loss – continuing operations	(2,675,646)	(8,364,241)	(1,904,306)	(1,424,785)
Net loss	(2,675,646)	(8,364,241)	(1,904,306)	(1,424,785)
Basic and diluted loss per common share	$(0.03)	$(0.10)	$(0.01)	$(0.02)

	November 30, 2010	August 31, 2010
Description	(IFRS)	(IFRS)

Interest Income	$27,142	$60,537
Net loss – continuing operations	(2,134,304)	(4,094,290)
Net loss – discontinued operations	-	(934,157)
Net loss	(2,134,304)	(5,028,447)
Basic and diluted loss per common share from continuing operations	$(0.03)	$(0.06)

The discussion above provides certain reasons for some of the variations in the quarterly numbers but, as with most junior mineral exploration companies, the results of operations (including interest income and net losses) are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and its number of shares outstanding. The results over quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties (following the spin-out of its non-Livengood properties to Corvus, its only mineral property is the Livengood project), none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses. These are factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. The write-off of mineral properties can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share based payment charges which can be significant. The payment of employee bonuses (which have tended to be awarded in November/December), being once-yearly charges can also materially affect operating losses. During the period ended December 31, 2011, net loss was significantly impacted by the change in value of the Company’s derivative liability. General operating costs other than the specific items noted above tend to be quite similar from period to period, although they will increase quarter over quarter as the Company increases the number of employees as necessary to meet the requirements of its increased work at the Livengood project. The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed through sale of its equity securities by way of private placements and the subsequent exercise of share purchase and broker warrants and options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study for the Livengood projects.

As at December 31, 2011, the Company reported cash and cash equivalents of $55,642,179 compared to $111,165,126 at May 31, 2011. The decrease of approximately $55.5 million resulted mainly from expenditures on the Livengood Project through the 2011 exploration season, advancing work towards the PFS, as well as the acquisition of certain mining claims and related rights in the vicinity of the Livengood Project. The Company continues to utilize its cash resources to fund the Livengood Project exploration, permitting, prefeasibility data compilation, including related metallurgical and geotechnical studies, and administrative requirements. Investing activities comprised primarily of mineral property expenditures of $50,407,378 (May 31, 2011 - $35,896,786). General operating costs during the period were $5,583,284 (May 31, 2011 - $6,670,925). Financing activities provided $229,950 (May 31, 2011 - $113,817,925) on the issuance of common shares as a result of the exercise of stock options.

As at December 31, 2011, the Company had working capital of $46,104,290 compared to working capital of $108,354,423 at May 31, 2011. The Company expects that it will operate at a loss for the foreseeable future, but believes the current cash and cash equivalents will be sufficient for it to complete the mandatory drilling programs, pre-feasibility and permitting activities at Livengood, and its currently anticipated general and administrative costs, for the next fiscal year to December 31, 2012. However, the Company will require significant additional financing to continue its operations (including general and administrative expenses) beyond that date, particularly in connection with any post FS activities at Livengood and the development of any mine that may be determined to be built at Livengood, and there is no assurance that the Company will be able to obtain the additional financing required on acceptable terms, if at all. In addition, any significant delays in the issuance of required permits for the ongoing work at Livengood, or unexpected results in connection with the ongoing work, could result in the Company being required to raise additional funds to complete the planned FS.

Despite the Company’s success to date in raising significant equity financing to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Colorado, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses, as of December 31, 2011, the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations. The table also includes amounts payable under the purchase agreement related to the acquisition of certain mining claims and related rights in the vicinity of the Livengood project (“Livengood Property Purchase”). The Company does not have any other long-term debt or loan obligations. Under the terms of the Company’s mineral property purchase agreements, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur any such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties. The following table assumes that the Company retains the rights to all of its current mineral properties, but no other lease purchase or royalty buyout options:

Contractual Obligations	Payments Due by Period(5)
	Total	Prior to December 31, 2012 (12 months)	January 1, 2013 to December 31, 2015 (36 months)	January 1, 2016 to December 31, 2018 (36 months)
Livengood Property Purchase(1)	$ 29,798,100	$ 8,644,500	$ -	$21,153,600
Mineral Property Leases(2)(3)	3,800,275	791,480	1,983,913	1,024,882
Mining Claim Government Fees	379,941	54,277	162,832	162,832
Office and Equipment Lease Obligations(4)	965,000	278,659	602,533	83,808
Total Contractual Obligations	$ 34,943,316	$ 9,768,916	$ 2,749,278	$22,425,122

Notes:

1.	The amount payable in December 2016 of $21,153,600 represents the fair value of the Company’s derivative liability as at December 31, 2011 and will be revalued at each subsequent reporting period.
2.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work for which will actually be carried out by the Company.
3.	Does not include potential royalties that may be payable (other than annual minimum royalty payments).
4.	Assumes that current office and storage leases are extended beyond current termination dates at the same terms.
5.	Assumes the exchange rate at December 31, 2011 of USD to CAD of 1.017 remains constant.

Transactions with Related Parties

During the seven months ended December 31, 2011, the Company incurred the following related party expenditures. These figures do not include share-based payments.

Name	Relationship	Purpose of transaction	Amount

Anton Drescher	Director of the Company	Director’s fees	$14,500
Daniel Carriere	Director of the Company	Director’s fees	$15,000
Ronald Sheardown	Director of the Company (ceased on November 17, 2011 )	Director’s fees	$12,500
Steve Aaker	Director of the Company (ceased on November 17, 2011 )	Director’s fees	$12,000
Timothy Haddon	Director of the Company	Director’s fees	$14,500
Donald Ewigleben	Director of the Company (as of November 17, 2011 )	Director’s fees	$3,000
Mark Hamilton	Director of the Company (as of November 17, 2011 )	Director’s fees	$3,000
Roger Taplin	Director of the Company (as of November 17, 2011 )	Director’s fees	$2,500
James Komadina	Director and CEO of the Company	Wages & Benefits (including signing bonus)	$394,263
Jeff Pontius	Director and former CEO of the Company (resigned as CEO on	Wages & Benefits (including severance pay)	$879,120
	June 1, 2011, director since June 1,	Professional fees	$105,983
	2011 )	Director’s fees	$2,500
Carl Brechtel	President & COO of the Company (resigned on October 24, 2011 )	Wages & Benefits	$121,510
Lawrence Talbot	VP & General Counsel of the Company	Wages & Benefits	$29,167
Winslow Associates Management and Communications Inc.	Company controlled by the former CFO of the Company (resigned on September 7, 2011 )	Consulting (including severance pay)	$57,500
Tom Yip	CFO of the Company	Wages & Benefits (including signing bonus)	$197,889
Marla Ritchie	Corporate Secretary	Consulting	$7,000
Shirley Zhou	VP Corporate Communications	Investor relations	$84,000
		Rent	$6,000
Lawrence W. Talbot Law	Company controlled by VP&	Professional fees	$41,667
Corporation	General Counsel of the Company
McCarthy Tetrault	Law firm in which a director is a partner	Professional fees	$49,625
Cardero Resource Corp.	Company with common officers and directors	Administration	$4,389
Cardero Resource Corp.	Company with common officers and directors	Rent	$18,010

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

These transactions with related parties have been valued in the consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with and that have not been publicly disclosed, except that management of the Company, having been granted authority to do so by the board, is currently negotiating with a number of landowners to acquire additional ground in the vicinity of the Livengood project and believes that it will be successful in negotiating one or more of such acquisitions at prices acceptable to the Company. If this is the case, the Company will proceed with such acquisitions. However, to date, no agreements regarding any such acquisitions have been executed and there can be no certainty that any such agreements will be successfully concluded or executed.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s consolidated financial statements include rates of depreciation and useful lives of property and equipment, impairment and recoverability of exploration and evaluation expenditures, amounts of provisions for environmental rehabilitation and restoration, accrual of liabilities, assumptions used to determine the fair value of share-based payments and the derivative liability, allocation of administrative expenses to discontinued operations and the determination of the valuation allowance for deferred income tax assets. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

Please refer to Note 3 of the audited consolidated financial statements for a comprehensive list of the accounting policies adopted upon transition to IFRS.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities, approximate their respective fair values due to their short-term maturity. Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at December 31, 2011 was $55,642,179 of which $8,709,370 was held in US dollars.

The Company’s accounts receivables and payables at December 31, 2011 were normal course business items that are settled on a regular basis. The Company’s investment in Millrock Resources Inc. (‘Millrock”) and Ocean Park Ventures Corp. (“OPV”) were carried at quoted market value, and were classified as “fair value through profit and loss” for accounting purposes. The Company has no current plans to dispose of any significant portion of its investments in Millrock and OPV.

The Company acquired certain mining claims and related rights in the vicinity of the Livengood Project located near Fairbanks, Alaska. The assets were purchased for aggregate consideration of USD 36,600,000 allocated between cash consideration of USD 13,500,000 and a derivative liability of USD 23,100,000. The derivative liability is a contingent payment based on the five-year average gold price (“Average Gold Price”) from the date of the acquisitions. The contingent payment will equal USD 23,148 for every dollar that the Average Gold Price exceeds USD 720 per troy ounce. If the Average Gold Price is less than USD 720, there will be no additional contingent payment. This additional contingent payment is classified as a derivative liability.

At initial recognition on December 13, 2011, the derivative liability was valued at USD 23,100,000. The key assumption used in the valuation of the derivative is the estimate of the future Average Gold Price. The estimate of the future Average Gold Price was determined using a forward curve on future gold prices as published by the CME Group. The CME Group represents the merger of the Chicago Mercantile Exchange (CME), the Chicago Board of Trade (CBOT), the New York Mercantile Exchange (NYMEX) and its commodity exchange division, Commodity Exchange, Inc. (COMEX). Using this forward curve, the Company estimated an Average Gold Price five years from the date of acquisition of USD 1,720 per ounce of gold.

At December 31, 2011, the derivative was revalued using the same methodology as above. The Company estimated an Average Gold Price over the term of the agreement at December 31, 2011 of USD 1,619 per ounce of gold. This estimate of the Average Gold Price resulted in a fair value of the derivative liability of USD 20,800,000. The change in fair value of the derivative from initial recognition to December 31, 2011 was recognized as a gain on the Consolidated Statements of Comprehensive Loss. The derivative will revalued at each reporting period with any changes in value recorded to profit or loss.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data (as at March 16, 2012)

Authorized and Issued capital stock:

Authorized	Issued	Value

500,000,000 common shares without par value	86,683,919	$ 215,865,086

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date

2,485,000	$ 7.34	April 14, 2012
1,165,000	$ 6.57	August 19, 2012
215,000	$ 9.15	January 10, 2013
1,000,000	$ 8.35	May 9, 2016
950,000	$ 7.47	July 28, 2013
650,000	$ 8.07	August 23, 2016
100,000	$ 5.64	November 15, 2016
650,000	$ 4.43	January 3, 2017
30,000	$ 4.60	January 9, 2017

7,245,000

Warrants Outstanding:

There were no share purchase warrants outstanding at the date of this MD&A.

The Company’s consolidated financial statements for the seven month period ending December 31, 2011 (the Company changed its year end from May 31 to December 31 effective December 31, 2011) are the first annual financial statements that will be prepared in accordance with IFRS. The Company has adopted IFRS on June 1, 2011 with a transition date of June 1, 2010. Under IFRS 1, “First time adoption of International Financial Reporting Standards” (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit, and IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

a)	Share-based payment transactions

IFRS 1 allows that a first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 only to unvested stock options as at June 1, 2010, being the transition date.

IFRS 2 and Canadian GAAP are largely converged, with the exception of two main differences affecting the Company’s stock option grants. IFRS 2 does not allow straight-line amortization of share-based payments related to stock options granted with a graded vesting schedule. The attribution method is required which effectively splits the grant into separate units for valuation purposes based on the vesting schedule. Additionally, IFRS 2 requires the incorporation of an estimate of forfeiture rates. Under Canadian GAAP, the Company’s policy was to account for forfeitures as they occurred.

Impact on Consolidated Financial Statements

	May 31,	June 1,
	2011	2010

Contributed surplus	$(321,000)	$-
Adjustment to deficit	$321,000	$-
Adjustment to share-based payment charges	$321,000	$-

b)	Business combinations

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after June 1, 2010.

c)	Marketable securities

IAS 39 permits a financial asset to be designated on initial recognition as available-for-sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss. The Company has taken this election as at the transition date.

d)	Cumulative translation differences

IFRS 1 allows first-time adopter to elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such all cumulative translations amounts to June 1, 2010 have been included in the deficit.

Functional and presentation currency

The functional currency of the Company’s two significant subsidiaries, Tower Hill Mines, Inc. and Tower Hill Mines (US) LLC, is the US dollar and for all other entities within the Company’s corporate group (“Group”), the functional currency is the Canadian dollar, as at the transition date of June 1, 2010. The consolidated financial statements are presented in Canadian Dollar (“CAD”) which is the Group’s presentation currency.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Comprehensive Loss.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that financial period end;
•

Income and expenses for each Statement of Comprehensive Loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

•	Equity transactions are translated using the exchange rate at the date of the transaction; and
•	All resulting exchange differences are recognized in other comprehensive income and reported as a separate component of equity.

On consolidation, exchange differences arising from the translation of functional to presentation are taken to Accumulative Other Comprehensive Income.

IAS 21 – “The effects of Changes in Foreign Exchange Rates” differs from the Canadian GAAP equivalent, applied by the Group until May 31, 2011. IAS 21 requires an entity to measure its assets, liabilities, revenue and expenses in its functional currency. It has been determined that as at the transition date of June 1, 2010, the functional currency of Tower Hill Mines, Inc. and Tower Hill Mines (US) LLC is US dollars (“USD”) and for all other entities within the Group, the functional currency is Canadian dollars. Prior to the adoption of IFRS, the functional currency of the Group was the CAD.

Under IAS 21, the assets and liabilities of the Group are translated from Tower Hill Mines Inc. and Tower Hill Mines (US) LLCs’ functional currency USD, to the presentation currency at the reporting date. The income and expenses are translated to the Group’s presentation currency, which is CAD at the dates of the transactions. Foreign currency differences are recognized directly in other comprehensive income within the foreign currency translation reserve.

Impact on Consolidated Financial Statements

	May 31,	June 1,
	2011	2010

Exploration and evaluation assets	$(9,066,545)	$(2,349,207)
Long-term assets related to discontinued operations	$-	$(572,982)
Accumulated other comprehensive income	$(6,767,665)	$2,922,189
Adjustment to deficit	$(2,298,880)	$-

e)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

f)	Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has applied IAS 27 prospectively.

g)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in the following Consolidated Statements of Financial Position and Consolidated Statements of Comprehensive Loss for the dates and periods noted below.

  Transitional Consolidated Statement of Financial Position Reconciliation – June 1, 2010
  Consolidated Statement of Financial Position Reconciliation – May 31, 2011.
  Consolidated Statement of Comprehensive Loss Reconciliation – May 31, 2011.

As there have been no adjustments to net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

Transition Consolidated Statement of Financial Position Reconciliation – June 1, 2010

		Effect of
	Canadian	Transition
	GAAP	to IFRS	Ref	IFRS

ASSETS

Current assets
Cash and cash equivalents	$43,460,324	$-		$43,460,324
Marketable securities	360,000	-		360,000
Accounts receivable	110,214	-		110,214
Prepaid expenses	274,246	-		274,246
Current assets related to discontinued
operations	13,663	-		13,663

Total current assets	44,218,447	-		44,218,447

Property and equipment	80,040	-		80,040
Exploration and evaluations assets	41,849,485	(2,349,207)	d)	39,500,278
Long-term assets related to discontinued operations	12,245,690	(572,982)	d)	11,672,708

Total assets	$98,393,662	$(2,922,189)		$95,471,473

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$1,187,865	$-		$1,187,865
Current liabilities of discontinued operations	85,094	-		85,094

Total liabilities	1,272,959	-		1,272,959

Shareholders' equity (deficiency)

Share capital	124,277,370	-		124,277,370
Contributed surplus	14,240,223	-		14,240,223
Accumulated other comprehensive loss	-	-		-
Deficit	(41,396,890)	(2,922,189)	d)	(44,319,079)

Total shareholders’ equity (deficiency)	97,120,703	(2,922,189)		94,198,514

Total liabilities and shareholders’ equity (deficiency)	$98,393,662	$(2,922,189)		$95,471,473

Consolidated Statement of Financial Position Reconciliation – May 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

ASSETS

Current assets
Cash and cash equivalents	$111,165,126	$-		$111,165,126
Marketable securities	662,500	-		662,500
Accounts receivable	185,733	-		185,733
Prepaid expenses	378,492	-		378,492
Current assets related to discontinued operations	-	-		-

Total current assets	112,391,851	-		112,391,851

Property and equipment	143,571	-		143,571
Exploration and evaluations assets	80,169,668	(9,066,545)	d)	71,103,123
Long-term assets related to discontinued operations	-	-		-

Total assets	$192,705,090	$(9,066,545)		$183,638,545

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$4,037,428	$-		$4,037,428
Current liabilities of discontinued operations	-	-		-

Total liabilities	4,037,428	-		4,037,428

Shareholders' equity (deficiency)
Share capital	215,544,180	-		215,544,180
Contributed surplus	12,967,996	321,000	a)	13,288,996
Accumulated other comprehensive loss	-	(6,767,665)	d)	(6,767,665)
Deficit	(39,844,514)	(2,619,880)	a) d)	(42,464,394)

Total shareholders’ equity (deficiency)	188,667,662	(9,066,545)		179,601,117

Total liabilities and shareholders’ equity (deficiency)	$192,705,090	$(9,066,545)		$183,638,545

Consolidated Statement of Comprehensive Loss Reconciliation – May 31, 2011

		Effect of
	Canadian	Transition to
	GAAP	IFRS	Ref	IFRS

Expenses
Administration	$31,544	$-		$31,544
Charitable donations	64,637	-		64,637
Consulting fees	1,570,146	-		1,570,146
Depreciation	42,375	-		42,375
Insurance	215,228	-		215,228
Investor relations	1,148,359	90,849	a)	1,239,208
Office and miscellaneous	281,840	-		281,840
Professional fees	667,405	(11,786)	a)	655,619
Property investigations	2,557	-		2,557
Regulatory	188,121	-		188,121
Rent	167,697	-		167,697
Telephone	49,688	-		49,688
Travel	210,192	-		210,192
Wages and benefits	5,263,652	241,937	a)	5,505,589

Loss before other items	(9,903,441)	(321,000)		(10,224,441)

Other items
Gain on foreign exchange	41,225	50,327	d)	91,552
Interest income	675,146	-		675,146
Income from mineral property earn-in	311,312	-		311,312
Spin-out cost	(593,754)	-		(593,754)
Unrealized gain on marketable securities	182,500	-		182,500

	616,429	50,327		666,756

Loss from continuing operations	(9,287,012)	(270,673)		(9,557,685)
Loss from discontinued operations	(934,157)	-		(934,157)

Net loss for the year	(10,221,169)	(270,673)		(10,491,842)

Other comprehensive loss
Cumulative translation adjustments – exploration and evaluation assets	-	(6,717,338)	d)	(6,717,338)
Cumulative translation adjustments – foreign subsidiaries	-	(50,327)	d)	(50,327)

Total other comprehensive loss	-	(6,767,665)	¤	(6,767,665)

Comprehensive loss for the year	$(10,221,169)	$(7,038,338)		$(17,259,507)

Basic and fully diluted loss per share from continuing operations	$(0.12)	$-		$(0.12)
Basic and fully diluted loss per share from discontinued operations	$(0.01)	$-		$(0.01)

Weighted average number of shares outstanding	77,550,644	-		77,550,644

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.